

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 28, 2006

Mr. Brian C. Voegele
Senior Vice President and Chief Financial Officer
Pride International, Inc.
5847 San Felipe, Suite 3300
Houston, Texas 77057

> **Re:** **Pride International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed June 30, 2006**
> **File No. 001-13289**

Dear Mr. Voegele:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2005 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

<u>Management's Discussion and Analysis, page 21</u>

<u>Results of Operations, page 32</u>

<u>Year Ended December 31, 2004 Compared to Year Ended December 31, 2003, page 34</u>

1.   We note your discussion of the increase in revenues recognized during fiscal year 2004 as compared to fiscal year 2003. At the end of this section, you disclose the increase in revenues was offset in part by $45.9 million in up front fees recognized over the terms of contracts relating to Kazakhstan land rigs during 2003. To further our understanding, please tell us the nature of the up front fees received, the term of the underlying contracts over which the fees were recognized, the method under which the fees were recognized over the related contract term and when the up front fees were received and then recognized into revenue.

<u>Financial Statements</u>

<u>Consolidated Balance Sheets, page 48</u>

2.   Supplementally tell us the reason for the significant increase in other long-term liabilities as of December 31, 2005 from as of December 31, 2004.

<u>Note 1, Summary of Significant Accounting Policies, page 52</u>

<u>Revenue Recognition, page 52</u>

3.   We note that you recognize revenue from turnkey drilling contracts on a percentage-of-completion basis. Please provide us with a thorough analysis of why you believe this method is appropriate for your long-term contracts. Please note that for US GAAP purposes, we believe SOP 81-1 should not be applied to contracts that are outside its scope. Revenue should be recognized as the services are performed and should not result in using costs incurred as a basis for recognizing revenue. We would generally expect that service contract revenue recognition be based on some type of output measure of performance. See SAB 101, Questions 5 and 6 and EITF 00-21.

        In your response, please identify all the types of services for which you use the percentage of completion method of revenue recognition, the typical contract term, the type of fee arrangements (fixed or variable), and provide us the dollar amount of revenue recognized under this method for the fiscal years ending

December 31, 2005, 2004 and 2003 and for the six month period ended June 30, 2006.

Property and Equipment, page 53

4.   We note you recorded an impairment charge of $24.9 million in fiscal year 2004 for the retirement of stacked land rigs, water platform rigs and inactive land rig and other equipment. Please tell us how these assets were disposed of: by sale, by abandonment and cessation of use, in an exchange or distribution, etc. Additionally, please address the accounting literature that supports your treatment and classification of the impairment loss on your statement of operations. In your response, please address whether you were required to adjust the useful life of these assets under paragraphs 19 through 22 of SFAS 154, in accordance with the guidance of paragraph 28 of SFAS 144. If so, please tell us when this adjustment to depreciation occurred and why a loss was recognized upon abandonment.

Stock-Based Compensation, page 55

5.   We note you have changed the basis used to determine expected volatility in determining the compensation expense that would have been recognized under SFAS 123, as presented in the pro forma tables in your footnote. Tell us when during fiscal year 2005 this change was made. In addition, please quantify the impact the change in basis for determining expected volatility had on your compensation expense recorded in accordance with SFAS 123 in your pro forma tables presented on page 56.

6.   We understand that your expected volatility has been measured based on the stock price volatility over the last year, which may not be comparable to the expected life of stock options outstanding. The guidance of SFAS 123 states that estimates of expected volatility should be based on historical volatility for a period that approximates the expected life of the option being valued. Please support your decision to use a historical term of stock price observations that does not approximate the underlying options being valued. Refer to paragraphs 285 and 402 of SFAS 123.

7.   Tell us what consideration you gave to discussing the estimates used to determine stock-based compensation expense within your critical accounting estimates section of Management's Discussion and Analysis.

Form 10-Q for the Quarterly Period ended March 31, 2006

Note 2, Stock-Based Compensation, page 4

8.   We note you have further reevaluated your basis for determining expected
        volatility in measuring stock-based compensation starting in fiscal year 2006. We
        understand that you are now exclusively relying upon a market-based implied
        volatility based on actively traded options on common stock. In measuring
        expected volatility, please tell us how you considered each of the factors
        discussed in the interpretive response to Question 3 of Section D.1. of SAB 107.

9.   On a related matter, as it appears you have placed exclusive reliance on implied
        market volatility, as opposed to a combination of historical volatility and implied
        volatility, please confirm the items listed in the interpretive response to Question
        4 of Section D.1. of SAB 107 are present and have been consistently applied in
        your valuation of stock-based compensation as of March 31, 2006 and June 30,
        2006.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief